Mail Stop 3010

January 12, 2010

Via U.S. Mail and Facsimile 702.382.1759

Carlos Espinosa
President
PB Properties & Investments, Inc.
168 Derwent Place
Las Vegas, NV 89144

> **Re: PB Properties & Investments, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 8, 2010**
> **File No. 333-155049**

Dear Mr. Espinosa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed January 8, 2010

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend your Item 4.01 Form 8-K filed January 8, 2010 to cover the interim period from the date of the last audited financial statements through December 30, 2009, the date of dismissal of The Blackwing Group, LLC. See Items 304(a)(1)(ii) and (iv) of Regulation S-K, relating to the principal accountants' reports and to any disagreements.

2.   Within your amended Item 4.01 Form 8-K, please specifically note that the revocation of the PCAOB registration of The Blackwing Group, LLC related to two issuer clients from 2006 to 2008. Refer to the language from our letter dated December 30, 2009.

3.   Please obtain and file an updated Exhibit 16 letter covering the period through the date of dismissal from your former independent accountants stating whether the accountants agree with the statements made in your revised Form 8-K. The date of the original Exhibit 16 letter included in your Item 4.01 Form 8-K filed January 8, 2010 precedes the dismissal date by a significant amount of time.

4.   As noted in our letter dated December 30, 2009, please ensure that you advise us as to how you intend to address any re-audit requirements.

5.   When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

6.   Please include the disclosure regarding the change in your certifying accountant, incorporating the above comments, within the next post-effective amendment to your registration statement on Form S-1. Please refer to Item 11(i) of Form S-1.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. The letter required by Exhibit 16 should cover any revised disclosures. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to the undersigned at 202.551.3573.

Sincerely,

Mark Rakip
Staff Accountant